Exhibit 99.1

Ituran Location and Control Ltd. Announces Extraordinary and Annual General Meeting’s results

Azour, Israel, December 13, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 13, 2011, Ituran Location and Control LTD held an Extraordinary and Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2011 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 10,753,100 votes (85.01%). 0 votes opposed and 1,895,489 votes (14.99%) abstained.

(2)	To approve the re-election of the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Yehuda Kahhane, Avner Kurtz, Nir Sheratzky.

Yehuda Kahane - approved by  8,613,240 votes (70.26%). 3,634,693 votes (29.65%) opposed and 11,600 votes (0.09%) abstained.
Avner Kurtz - approved by  8,613,240 votes (70.26%). 3,634,693 votes (29.65%) opposed and 11,600 votes (0.09%) abstained.
Nir Sheratzky - approved by  8,613,240 votes (70.26%). 3,634,693 votes (29.65%) opposed and 11,600 votes (0.09%) abstained.

(3)
To approve the re-election of the following external directors to office for additional period until third succeeding Annual meeting hereafter: Israel Baron, Dr. Orna Ophir.

The above was approved by a special majority (not including controlling shareholders and shareholders who have a personal interest in the resolution,  as required by law):4,027,430 votes (69.57%), approved.  1,761,497 votes (30.42%) opposed and 0 votes abstained.

Approval of Item 3 requires that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of connections to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of connections to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 619,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
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Kenny Green
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Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620